BMO Financial Group Reports First Quarter 2019 Results

EARNINGS RELEASE

Financial Results Highlights

First Quarter 2019 Compared With First Quarter 2018:

•	Net income[1] of $1,510 million, up 55%; adjusted net income[2] of $1,538 million, up 8%

•	Net revenue[3,4] of $5,591 million, up 6%

•	EPS[5] of $2.28, up 59%; adjusted EPS[2,5] of $2.32, up 10%

•	ROE of 13.6%; adjusted ROE[2] of 13.9% unchanged from the prior year

•	Provision for credit losses (PCL) of $137 million, compared with $141 million in the prior year

•	Common Equity Tier 1 Ratio of 11.4%

Toronto, February 26, 2019 – For the first quarter ended January 31, 2019, BMO Financial Group recorded net income of $1,510 million or $2.28 per share on a reported basis, and net income of $1,538 million or $2.32 per share on an adjusted basis.

“BMO’s good performance this quarter reflects the benefits of our diversified and attractive business mix which continues to deliver sustainable growth, with adjusted earnings per share up 10% from last year. Our North American P&C banking businesses performed very well, particularly across our U.S. platform and in commercial banking, reflecting strong performance against solid economic fundamentals in Canada and the United States and a credit environment that remains strong and stable, while our market-sensitive businesses were impacted by the challenging revenue environment earlier in the quarter,” said Darryl White, Chief Executive Officer, BMO Financial Group.

“Across our businesses, we are accelerating growth on both sides of the balance sheet, by serving more customers, expanding relationships and delivering more value while maintaining our consistent and disciplined risk and underwriting practices. We continue to invest in our digital and innovation agenda for the benefit of our customers and to create sustainable efficiency and positive operating leverage, which we achieved once again this quarter. We are well-positioned to build on our performance through the year,” concluded Mr. White.

Reported net income in the first quarter of 2018 included a $425 million charge due to the revaluation of our U.S. net deferred tax asset as a result of the enactment of the U.S. Tax Cuts and Jobs Act.

Return on equity (ROE) was 13.6%, up from 9.4% in the prior year and adjusted ROE was 13.9%, unchanged from the prior year. Return on tangible common equity (ROTCE) was 16.5%, compared with 11.5% in the prior year and adjusted ROTCE was 16.6%, down from 16.7% in the prior year.

Concurrent with the release of results, BMO announced a second quarter 2019 dividend of $1.00 per common share, unchanged from the preceding quarter and up $0.07 per share or 8% from the prior year. The quarterly dividend of $1.00 per common share is equivalent to an annual dividend of $4.00 per common share.

Our complete First Quarter 2019 Report to Shareholders, including our unaudited interim consolidated financial statements for the period ended January 31, 2019, is available online at www.bmo.com/investorrelations and at www.sedar.com.

(1)

Reported net income in the first quarter of 2018 included a $425 million charge due to the revaluation of our U.S. net deferred tax asset as a result of the enactment of the U.S. Tax Cuts and Jobs Act.

(2)

Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Adjusted results and measures are non-GAAP and are detailed for all reported periods in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.

(3)	Net revenue is reported on a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue.
(4)

Effective the first quarter of 2019, the bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15) and elected to retrospectively present prior periods as if IFRS 15 had always been applied. As a result, loyalty rewards and cash promotion costs on cards previously recorded in non-interest expense are presented as a reduction in non-interest revenue. In addition, certain out-of-pocket expenses reimbursed to BMO from customers have been reclassified from a reduction in non-interest expense to non-interest revenue. Refer to Changes in Accounting Policies section on page 23 of our First Quarter 2019 Report to Shareholders.

(5)	All Earnings per Share (EPS) measures in this document refer to diluted EPS, unless specified otherwise. EPS is calculated using net income after deducting total preferred share dividends.

  Note: All ratios and percentage changes in this document are based on unrounded numbers.

First Quarter Operating Segment Overview

Canadian P&C

Reported net income of $647 million increased $1 million and adjusted net income of $648 million increased $2 million from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. Results reflect revenue growth, partially offset by higher expenses and higher provisions for credit losses. Prior year results benefited from a gain.

During the quarter, we received the Top Digital Innovation Award at the 2018 Banking Technology Awards for BMO QuickPay, a new and simple way for customers to pay their bills, utilizing optical character recognition and machine learning capabilities. BMO QuickPay is currently in pilot and is expected to be rolled out by the end of the year. It is designed to help customers avoid missing bill payments and make their day-to-day financial lives easier.

U.S. P&C

Reported net income of $444 million increased $134 million or 43%, and adjusted net income of $454 million increased $133 million or 42% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets.

Reported net income of US$332 million increased US$85 million or 34%, and adjusted net income of US$340 million increased US$84 million or 33% from the prior year largely due to strong revenue growth, the full quarter benefit from U.S. tax reform and lower provisions for credit losses, partially offset by higher expenses.

During the quarter, BMO Harris Bank was featured on Forbes annual America’s Best Employers for Diversity 2019 list, which is based on an independent survey from a sample of more than 50,000 U.S.-based employees. In addition, we enhanced our digital capabilities by launching our new digital banking online and mobile experience to a large portion of our U.S. customers. This new platform will play an important role as we adapt to the continuously evolving needs of our employees and customers.

BMO Wealth Management

Reported net income of $239 million compared with $266 million in the prior year, and adjusted net income of $249 million compared with $276 million. Adjusted net income excludes the amortization of acquisition-related intangible assets. Traditional wealth reported net income of $174 million and adjusted net income of $184 million both decreased $10 million or 6%, reflecting weaker global market conditions. Insurance net income of $65 million was down from a higher level in the prior year.

BMO Global Asset Management was recognized at the 2018 Thomson Reuters Lipper Fund Awards with three BMO Exchange Traded Funds (ETFs) and three BMO Mutual Funds claiming top honours for providing consistently strong, risk-adjusted performance, relative to their peers.

BMO Capital Markets

Reported net income of $255 million and adjusted net income of $262 million compared with $271 million on both a reported and an adjusted basis in the prior year. Adjusted net income excludes amortization of acquisition-related intangible assets and acquisition integration costs in the current quarter. Higher Investment and Corporate Banking revenue was more than offset by higher expenses and provisions for credit losses, and lower Trading Products revenue.

BMO Capital Markets was a lead manager in the largest-ever Sovereign, Supranational Agency bond issue of $1.5 billion in the Canadian market with the World Bank’s Sustainable Development Bond, which raised awareness for the benefits of investing in health and nutrition of women, children and adolescents around the world.

Corporate Services

Corporate Services reported and adjusted net loss of $75 million for the quarter compared with a reported net loss of $520 million and an adjusted net loss of $92 million in the prior year. Adjusted results in the prior year exclude a one-time non-cash charge due to the revaluation of our U.S. net deferred tax asset of $425 million.

Adjusted results in this Operating Segment Overview section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 11.4% at January 31, 2019. The CET1 Ratio increased from 11.3% at the end of the fourth quarter as retained earnings growth, higher accumulated other comprehensive income from unrealized gains on securities and other smaller items, more than offset strong business growth, impacts from regulatory changes and share repurchases during the quarter.

Provision for Credit Losses

Total provision for credit losses was $137 million, a decrease of $4 million from the prior year. The provision for credit losses on impaired loans of $127 million decreased $47 million from $174 million in the prior year, primarily due to lower provisions in the U.S. P&C business, in part due to a recovery in the current quarter. There was a $10 million provision for credit losses on performing loans in the quarter, compared with a recovery of credit losses of $33 million in the prior year.

Caution

The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group First Quarter 2019 Earnings Release 1

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual Management’s Discussion and Analysis and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

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Non-GAAP Measures

Results and measures in this document are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars, and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. They are also presented on an adjusted basis that excludes the impact of certain items as set out in the table below. Results and measures that exclude the impact of Canadian/U.S. dollar exchange rate movements on our U.S. segment are non-GAAP measures (please see the Foreign Exchange section for a discussion of the effects of changes in exchange rates on our results). Management assesses performance on a reported basis and on an adjusted basis and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in corresponding adjusted results. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

Non-GAAP Measures

(Canadian $ in millions, except as noted)	Q1-2019	Q4-2018	Q1-2018

Reported Results
Revenue	6,517	5,893	5,638
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(926)	(390)	(361)
Revenue, net of CCPB	5,591	5,503	5,277
Total provision for credit losses	(137)	(175)	(141)
Non-interest expense	(3,557)	(3,193)	(3,400)
Income before income taxes	1,897	2,135	1,736
Provision for income taxes	(387)	(438)	(763)
Net income	1,510	1,697	973
EPS ($)	2.28	2.58	1.43

Adjusting Items (Pre-tax) (1)
Acquisition integration costs (2)	(6)	(18)	(4)
Amortization of acquisition-related intangible assets (3)	(31)	(31)	(28)
Benefit from the remeasurement of an employee benefit liability (4)	-	277	-
Adjusting items included in reported pre-tax income	(37)	228	(32)

Adjusting Items (After tax) (1)
Acquisition integration costs (2)	(4)	(13)	(3)
Amortization of acquisition-related intangible assets (3)	(24)	(24)	(21)
Benefit from the remeasurement of an employee benefit liability (4)	-	203	-
U.S. net deferred tax asset revaluation (5)	-	-	(425)
Adjusting items included in reported net income after tax	(28)	166	(449)
Impact on EPS ($)	(0.04)	0.26	(0.69)

Adjusted Results
Revenue	6,517	5,893	5,638
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(926)	(390)	(361)
Revenue, net of CCPB	5,591	5,503	5,277
Total provision for credit losses	(137)	(175)	(141)
Non-interest expense	(3,520)	(3,421)	(3,368)
Income before income taxes	1,934	1,907	1,768
Provision for income taxes	(396)	(376)	(346)
Net income	1,538	1,531	1,422
EPS ($)	2.32	2.32	2.12

(1)

Adjusting items are generally included in Corporate Services, with the exception of the amortization of acquisition-related intangible assets and certain acquisition integration costs, which are charged to the operating groups.

(2)

Acquisition integration costs related to the acquired BMO Transportation Finance business are charged to Corporate Services, since the acquisition impacts both Canadian and U.S. P&C businesses. KGS–Alpha acquisition integration costs are reported in BMO Capital Markets. Acquisition integration costs are recorded in non-interest expense.

(3)

These expenses were charged to the non-interest expense of the operating groups. Before-tax and after-tax amounts for each operating group are provided on pages 14, 15, 16, 18 and 19 of our First Quarter 2019 Report to Shareholders.

(4)

Q4-2018 included a $277 million pre-tax benefit from the remeasurement of an employee benefit liability as a result of an amendment to our other employee future benefits plan for certain employees. This amount has been included in non-interest expense.

(5)

Charge related to the revaluation of our U.S. net deferred tax asset as a result of the enactment of the U.S. Tax Cut and Jobs Act. For more information see the Critical Accounting Estimates – Income Taxes and Deferred Tax Assets section on page 119 of BMO’s 2018 Annual Report.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

  Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

BMO Financial Group First Quarter 2019 Earnings Release 3

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to, statements with respect to our objectives and priorities for fiscal 2019 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, the regulatory environment in which we operate and the results of or outlook for our operations or for the Canadian, U.S. and international economies, and include statements of our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “target”, “may” and “could”.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; the Canadian housing market; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; the level of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; failure of third parties to comply with their obligations to us; our ability to execute our strategic plans and to complete and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; changes to our credit ratings; political conditions, including changes relating to or affecting economic or trade matters; global capital markets activities; the possible effects on our business of war or terrorist activities; outbreaks of disease or illness that affect local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; information and cyber security, including the threat of hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please see the discussion in the Risks That May Affect Future Results section on page 79 of BMO’s 2018 Annual Report, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational, model, legal and regulatory, business, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section on page 78 of BMO’s 2018 Annual Report, and the Risk Management section on page 25 in this document, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2018 Annual Report under the heading “Economic Developments and Outlook”, as updated by the Economic Review and Outlook section set forth in this document. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by governments, historical relationships between economic and financial variables, and the risks to the domestic and global economy. See the Economic Review and Outlook section on page 6 of our First Quarter 2019 Report to Shareholders.

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INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2018 annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, February 26, 2019, at 8:30 a.m. (ET). The call may be accessed by telephone at 416-641-2144 (from within Toronto) or 1-888-789-9572 (toll-free outside Toronto), entering Passcode: 8641002#. A replay of the conference call can be accessed until Tuesday, May 28, 2019, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 6462367#.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the site.

Media Relations Contacts

Paul Gammal, Toronto, paul.gammal@bmo.com, 416-867-6543

Investor Relations Contacts

Jill Homenuk, Head, Investor, Media & Government Relations, jill.homenuk@bmo.com, 416-867-4770

Christine Viau, Director, Investor Relations, christine.viau@bmo.com, 416-867-6956

Shareholder Dividend Reinvestment and Share Purchase Plan (the Plan)

Average market price as defined under the Plan

November 2018: $97.65

December 2018: $87.50

January 2019: $97.09

For dividend information, change in shareholder address or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, including the notice for our normal course issuer bid, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and
disclosures online, please visit our website at www.bmo.com/investorrelations.

Our 2018 Annual MD&A, audited annual consolidated financial statements and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2018 audited financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

Annual Meeting 2019 The next Annual Meeting of Shareholders will be held on Tuesday, April 2, 2019, in Toronto, Ontario.

® Registered trademark of Bank of Montreal

BMO Financial Group First Quarter 2019 Earnings Release 5